November 13, 2009

Mail Stop 3010

Mr. Steven D. Cordes
Senior Vice President
Shelter Properties II Limited Partnership
55 Beattie Place, PO Box 1089
Greenville, SC 29602

> **Re: Shelter Properties II Limited Partnership**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **Filed March 24, 2009**
> **File No. 000-10256**

Dear Mr. Cordes:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.   You disclose that the Partnership's assets are thought to be generally sufficient for any near term needs, exclusive of capital improvements and amounts due to affiliates. However, we note that the minimum payments due on your mortgage

notes exceed operating cash flows and cash on hand. In that regard, please explain to us and revise in future filings how you plan to fund your debt service requirements and operating expenses to the extent that they exceed operating cash flows.

2.   Please revise the title of the non-GAAP liquidity measure "net cash used in operations" in future filings in order to distinguish it from the similarly titled GAAP financial measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Note A – Organization and Summary of Significant Accounting Policies

Investment Properties

3.   We note that you capitalized interest, property tax and operating costs totaling $413 thousand and $220 thousand related to redevelopment projects during 2008 and 2007, respectively. Please explain to us how these costs met the capitalization criteria outlined in SFAS 34 (ASC 835-20-15-6) and SFAS 67 (ASC 970-340-25-8). Tell us how you determined that the capitalized costs related solely to assets that were not substantially complete and ready for use. In your response, please tell us if units were occupied during the renovations as well as a detailed explanation of what is included in capitalized operating costs.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant